Exhibit 99.3

Elan Corporation, plc

Unaudited Condensed Consolidated Financial Statements

Three Month Period Ended March 31, 2013

Elan Corporation, plc

Unaudited Condensed Consolidated Statements of Operations

For the three months ended March 31, 2013 and 2012

(in millions, except per share data)

	Three Months Ended
	March 31,
	2013	2012
Continuing Operations
Product revenue	$0.2	$0.2
Cost of sales	—	0.1

Gross margin	0.2	0.1
Operating expenses:
Selling, general and administrative expenses	29.0	30.0
Research and development expenses	19.4	24.9
Other net charges	18.7	2.0

Total operating expenses	67.1	56.9

Operating loss	(66.9)	(56.8)
Net interest and investment losses:
Net interest expense	9.1	16.8
Net loss on equity method investments	14.9	15.9

Net interest and investment losses	24.0	32.7

Net loss before income taxes	(90.9)	(89.5)
Benefit from income taxes	(18.1)	(14.8)

Net loss from continuing operations	$(72.8)	$(74.7)
Discontinued operations:
Net income from discontinued operations (net of tax)	136.1	42.9

Net income/(loss) for the period	$63.3	$(31.8)

Basic and diluted net income/(loss) per Ordinary Share
Continuing operations	$(0.12)	$(0.13)
Discontinued operations	0.23	0.07

Total attributable to the ordinary shareholders of the Parent Company	$0.11	$(0.05)

Basic and diluted weighted-average number of Ordinary Shares outstanding — continuing, discontinued and total operations	596.7	590.8

See accompanying notes to unaudited condensed consolidated financial statements

Elan Corporation, plc

Unaudited Condensed Consolidated Statements of Comprehensive Income

For the three months ended March 31, 2013 and 2012

(in millions)

	Three Months Ended
	March 31,
	2013	2012
Net income/(loss) for the period	$63.3	$(31.8)
Other comprehensive income/(loss):
Available for sale investment securities	(19.1)	17.5

Total comprehensive income/(loss)	$44.2	$(14.3)

Total comprehensive income/(loss) arises from:
Continuing operations	$(74.9)	$(74.5)
Discontinued operations	119.1	60.2

Total comprehensive income/(loss)	$44.2	$(14.3)

See accompanying notes to unaudited condensed consolidated financial statements

Elan Corporation, plc

Unaudited Condensed Consolidated Balance Sheets

As of March 31, 2013 and December 31, 2012

(in millions, except shares and par values)

	As of March 31,	As of December 31,
	2013	2012
ASSETS
Current Assets:
Cash and cash equivalents	$556.1	$431.3
Restricted cash — current	15.4	2.6
Assets held for sale	195.2	220.1
Accounts receivable, net	212.9	193.5
Investment securities — current	22.3	167.9
Deferred tax assets — current	382.5	380.9
Prepaid and other current assets	11.9	13.2

Total current assets	1,396.3	1,409.5
Property, plant and equipment, net	9.2	12.7
Goodwill and other intangible assets, net	98.0	99.0
Equity method investment	18.0	14.0
Investment securities — non-current	8.7	8.6
Restricted cash — non-current	0.9	13.7
Deferred tax assets — non-current	64.6	64.6
Other assets	18.0	18.1

Total assets	$1,613.7	$1,640.2

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$29.5	$45.6
Accrued and other current liabilities	265.1	314.1
Long-term debt	600.0	—

Total current liabilities	894.6	359.7
Long-term debt	—	600.0
Other liabilities	36.9	62.3

Total liabilities	931.5	1,022.0

Shareholders’ Equity:
Ordinary Shares, €0.05 par value, 810,000,000 shares authorized, 598,192,246 and 594,949,536 shares issued and outstanding at March 31, 2013 and December 31, 2012	36.7	36.5
Executive Shares, €1.25 par value, 1,000 shares authorized, no shares issued or outstanding at March 31, 2013 and December 31, 2012	—	—
B” Executive Shares, €0.05 par value, 25,000 shares authorized, no shares issued or outstanding at March 31, 2013 and December 31, 2012	—	—
Additional paid-in capital	6,571.9	6,552.3
Accumulated deficit	(5,862.7)	(5,926.0)
Accumulated other comprehensive loss	(63.7)	(44.6)

Shareholders’ equity	$682.2	$618.2

Total liabilities and shareholders’ equity	$1,613.7	$1,640.2

See accompanying notes to unaudited condensed consolidated financial statements

Elan Corporation, plc

Unaudited Condensed Consolidated Statement of Changes in Shareholders’ Equity

For the three months ended March 31, 2013

	Number of Shares	Share Capital	Additional Paid in Capital (APIC)	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
	(In millions)
Balance at December 31, 2012	594.9	$36.5	$6,552.3	$(5,926.0)	$(44.6)	$618.2
Total comprehensive loss	—	—	—	63.3	(19.1)	44.2
Stock issued, net of issuance costs	3.3	0.2	10.8	—	—	11.0
Share-based compensation	—	—	8.8	—	—	8.8

Balance at March 31, 2013	598.2	$36.7	$6,571.9	$(5,862.7)	$(63.7)	$682.2

Elan Corporation, plc

Unaudited Condensed Consolidated Statements of Cash Flows

For the three months ended March 31, 2013 and 2012

(in millions)

	Three Months Ended
	March 31,
	2013	2012
Cash flows from operating activities:
Net income/(loss)	$63.3	$(31.8)
Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Amortization of deferred revenue	(0.1)	(0.1)
Amortization of financing costs	0.3	0.9
Depreciation and amortization	1.2	6.7
Gain on sale of investment securities	(43.2)	—
Impairment of property, plant and equipment and intangible assets	0.8	0.6
Equity method investment losses	14.9	23.1
Loss on disposal of equity method investment	—	13.3
Share-based compensation	8.8	15.7
Excess tax benefit from share-based compensation	(1.0)	—
Utilization/(recognition) of deferred tax	(1.6)	0.3
Derivative fair value (gain)/loss	(0.6)	1.2
Other	1.0	0.3
Net changes in assets and liabilities:
Increase in accounts receivable	(19.4)	(20.2)
Decrease in prepaid and other assets	1.0	2.4
Decrease in inventory	24.9	0.7
Increase in debt interest accrual	9.4	13.7
(Decrease)/increase in income tax provision	(1.0)	0.1
Decrease in accounts payable and accruals and other liabilities	(86.3)	(32.9)

Net cash used in operating activities	(27.6)	(6.0)

Cash flows from investing activities:
Purchase of property, plant and equipment	(0.7)	(3.6)
Purchase of non-current investment securities	(0.1)	(0.2)
Funding of equity method investment in Janssen AI	(29.9)	—
Purchase of intangible assets	(0.2)	(0.9)
Proceeds from disposal of Alkermes shares	169.7	380.9

Net cash provided by investing activities	138.8	376.2

Cash flows from financing activities:
Proceeds from share based compensation stock issuances	12.6	5.0
Excess tax benefit from share based compensation	1.0	—

Net cash provided by/(used in) financing activities	13.6	5.0

Net increase in cash and cash equivalents	124.8	375.2
Cash and cash equivalents at beginning of period	431.3	271.7

Cash and cash equivalents at end of period	$556.1	$646.9

Supplemental cash flow information:
Cash paid during the period for:
Interest	—	—
Income taxes	(2.4)	(0.2)

There were no significant non-cash investing or financing activities during the three months ended March 31, 2013 or March 31, 2012

See accompanying notes to unaudited condensed consolidated financial statements

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation and Use of Estimates

The following accounting policies have been applied in the preparation of our Unaudited Condensed Consolidated Financial Statements.

(a)	Basis of consolidation and presentation of financial information

The Unaudited Condensed Consolidated Financial Statements of Elan Corporation, plc (“we”, “our”, “us”, “Elan” or the “Company”), have been prepared following the requirements of the Securities and Exchange Commission (“SEC”) for interim reporting. As permitted under those rules, certain footnotes or other financial information that are normally required by accounting principles generally accepted in the United States (“U.S. GAAP”) can be condensed or omitted. In the opinion of management, the financial statements include all normal and recurring adjustments that are considered necessary for the fair presentation of our financial position and operating results.

Revenues, expenses, assets and liabilities can vary during each quarter of the year, therefore, the results and trends in these unaudited condensed financial statements may not be the same as those for the full year. The information included in these financial statements should be read in conjunction with our consolidated financial statements and accompanying footnotes included in our Annual Report on Form 20-F for the year ended December 31, 2012.

(b)	Use of estimates

The preparation of the Unaudited Condensed Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures in these Unaudited Condensed Consolidated Financial Statements. Actual results could differ from those estimates.

(c)	Reclassifications

Certain items in the Unaudited Condensed Consolidated Financial Statements for prior periods have been reclassified to conform to current classifications. In particular, within our Unaudited Condensed Consolidated Balance Sheet and Unaudited Condensed Consolidated Statement of Changes in Shareholders’ Equity, we have reversed the entry recorded in our 2012 Consolidated Financial Statements to reflect the $6,199.9 million reduction in share premium account (additional paid-in capital, (“APIC”)) and set-off against the accumulated deficit in accordance with our revised interpretation of U.S. GAAP. This entry had been recorded to reflect the components of equity in accordance with Irish Company Law of the Irish High Court approved $6,199.9 million reduction in the APIC of the company and the use of these reserves to set-off the accumulated deficit of the Company, with the balance to be treated as income which shall be available for distribution. This reclassification does not impact the total shareholders’ equity or net income/(loss) of the Company.

2.	Other Net Charges

The principal items classified as other net charges include the IPR&D (in-process research and development) investment; severance, restructuring and other costs; facilities and other asset impairment charges and advisory costs. These items have been treated consistently from period to period. We believe that disclosure of significant other charges is meaningful because it provides additional information in relation to analyzing certain items.

Other net charges for the three months ended March 31, 2013 and 2012 consisted of (in millions):

	Three Months Ended March 31,
	2013	2012
IPR&D charge	$12.5	$—
Severance, restructuring and other costs	4.4	1.4
Facilities and other asset impairment charges	1.0	0.6
Advisory costs	0.8	—

Total other net charges	$18.7	$2.0

Other net charges for the first quarter of 2013 also include an acquired IPR&D charge of $12.5 million related to a payment made to Intarcia Therapeutics, Inc. (Intarcia), to help fund Intarcia’s Phase 3 clinical trial of its lead product candidate for the treatment of Type 2 Diabetes. If Intarcia’s product candidate is approved for commercial sale by the U.S. Food and Drug Administration (FDA), Elan will receive a milestone payment of $25.0 million. In addition, we incurred advisory costs of $0.8 million which were primarily incurred by Elan in relation to Royalty Pharma’s indicative proposal to make an offer for the entire share capital of Elan.

In the three months ended March 31, 2013, other net charges also include severance, asset impairment and other restructuring charges of $5.4 million associated with the closure of the South San Francisco facility and related reduction in headcount.

The other net charges incurred during the three months ended March 31, 2012 principally relate to the restructuring of our G&A and other support activities initiated in the fourth quarter of 2011, following the divestment of the Elan Drug Technologies (“EDT”) business.

3.	Net Interest Expense

The net interest expense for the three months ended March 31, 2013 and 2012 is as follows (in millions):

	Three Months Ended March 31,
	2013	2012
Interest expense:
Interest on 6.25% Notes	$9.4	$—
Interest on 8.75% Notes (issued October 2009)	—	10.3
Interest on 8.75% Notes (issued August 2010)	—	3.3
Amortization of deferred financing costs	0.3	0.9
Foreign exchange loss/(gain)	(0.4)	2.3
Investment income	(0.1)	—
Other	—	0.1

Interest expense	$9.2	$16.9

Interest income	$(0.1)	$(0.1)

Net interest expense	$9.1	$16.8

For additional information on our debt, please refer to Note 11.

4.	Net Losses on Equity Method Investments

The net losses on equity method investments for the three months ended March 31, 2013 and 2012 consisted of the following (in millions):

	Three Months Ended March 31,
	2013	2012
Janssen AI	$14.1	$14.8
Proteostasis	0.8	1.1

Net loss on equity method investments	$14.9	$15.9

Janssen AI

As part of our 2009 transaction with Johnson & Johnson, Janssen AI, a subsidiary of Johnson & Johnson, acquired substantially all of our assets and rights related to its Alzheimer’s Immunotherapy Program (AIP) collaboration with Wyeth (which has been acquired by Pfizer). Under the terms of this transaction, Johnson & Johnson provided an initial $500.0 million funding to Janssen AI and we have a 49.9% shareholding in Janssen AI. Any additional funding in excess of the initial $500.0 million funding commitment is required to be funded equally by us and Johnson & Johnson up to a maximum additional commitment of $400.0 million in total.

During the three months ended March 31, 2013, we provided funding of $29.9 million to Janssen AI. Following the provision of this funding, our remaining funding commitment to Janssen AI is $93.2 million. We recorded a net loss of $14.1 million on the equity method investment during the three months ended March 31, 2013, relating to our share of the first quarter losses of Janssen AI.

During the three months ended March 31, 2012, we recorded a net loss of $14.8 million on the equity method investment including a non-cash expense of $13.4 million reflecting the amortization of the remaining contingent funding commitment asset and a net loss of $1.4 million relating to our share of the losses of Janssen AI in excess of the losses funded solely by Johnson & Johnson’s initial $500.0 million funding commitment.

Proteostasis

We made a $20.0 million equity investment in Proteostasis Therapeutics, Inc (Proteostasis) in May 2011, which represents approximately 22% of the equity of Proteostasis. The net loss recorded on the equity method investment in the three months ended March 31, 2013 was $0.8 million (2012: $1.1 million).

5.	Income Tax

Provision for/(benefit from) income taxes for the three months ended March 31, 2013 and 2012 consisted of the following (in millions):

	Three Months Ended March 31,
	2013	2012
Continuing Operations:
Current year expense	$2.4	$0.3
Deferred tax benefit - origination and reversal of temporary differences	(20.5)	(15.1)

Benefit from income tax – continuing operations	$(18.1)	$(14.8)

Tax benefit reported in shareholders’ equity related to equity awards	$(1.0)	$—

Discontinued Operations:
Current year expense	$—	$—
Deferred tax expense - origination and reversal of temporary differences	18.9	15.4

Provision for income tax – discontinued operations	$18.9	$15.4

Provision for income taxes — continuing and discontinued operations	$0.8	$0.6

Total current taxes	2.4	0.3
Total deferred taxes	(1.6)	0.3
Total tax benefit reported in shareholders’ equity related to equity awards	(1.0)	$—

The overall tax benefit in the three months ended March 31, 2013 was $0.2 million (2012: $0.6 million charge). Of this amount $1.0 million (2012: $Nil) has been credited to shareholders’ equity to reflect net windfalls related to equity awards.

The provision for income taxes for the three months ended March 31, 2013 includes a current tax charge of $2.4 million (2012: $0.3 million) and a deferred tax benefit of $1.6 million (2012: deferred tax charge of $0.3 million). This reflects federal, state and other taxes at standard rates in the jurisdictions in which we operate and the availability of tax losses.

The provision for income taxes in the three months ended March 31, 2013 includes a deferred tax benefit of $1.6 million (2012: $0.3 million charge) arising primarily as a result of net operating losses incurred in the quarter and a benefit relating to U.S. research and development tax credits for 2012. Legislation was enacted in the United States in the first quarter of 2013 which provided for research and development credits to be claimed on a retrospective basis for 2012.

Movements in the deferred tax assets are reflected in the table below (in millions):

	Balance			Balance
	January 1,	Recognized	Recognized	March 31,
	2013	in Income	in Equity	2013
Deferred taxation liabilities	—	—	—	—
Deferred taxation assets	445.5	1.6	—	447.1

Net deferred taxation asset	445.5	1.6	—	447.1

6.	Discontinued Operations and Assets Held for Sale

Tysabri

On April 2, 2013, we completed the asset purchase agreement transaction with Biogen, which was announced on February 6, 2013, to transfer to Biogen all Tysabri IP and other assets related to Tysabri (the Tysabri Transaction). In accordance with the terms of the transaction, the existing collaboration arrangements with Biogen terminated and Biogen paid an upfront payment of $3.25 billion to us and will pay continuing royalties on Tysabri in-market sales. Under the agreement, we will receive as revenue a 50% share of Tysabri profits for the month of April, after which we will receive the continuing royalties. These receipts will be recorded as revenue within continuing operations. The continuing royalties include a royalty of 12% of global net sales of Tysabri for 12 months from May 2013. Thereafter, we will earn a royalty of 18% of global net sales up to $2.0 billion each year, and a 25% royalty on annual global net sales above $2.0 billion.

As a result of the divestment of the Tysabri IP and other assets, the results of Tysabri that are included in the Unaudited Condensed Consolidated Statement of Operations for the three months ended March 31, 2013, are presented as a discontinued operation and the comparative amounts have been restated to reflect this classification.

The assets of the Tysabri business have been presented as held for sale as of March 31, 2013 and December 31, 2012. The major classes of assets of the Tysabri business presented as held for sale are as follows:

	March 31,	December 31,
	2013	2012
Goodwill	$110.8	$110.8
Other intangible assets	84.4	84.4
Inventory	—	24.9

Total assets held for sale	$195.2	$220.1

Prothena

On December 21, 2012, we announced the completion of the spin-off to shareholders of a substantial portion of our drug discovery business platform, which is referred to as the “Prothena business”, into a new, publicly traded company incorporated in Ireland named Prothena Corporation, plc (“Prothena”). We have retained an 18% equity holding in Prothena which has been recognized as an available-for-sale investment.

The results of the Prothena business that are included in the Unaudited Condensed Consolidated Statement of Operations for the three ended March 31, 2012 are presented as a discontinued operation. The net loss from discontinued operations for the three months ended March 31, 2013 includes $0.5 million of transaction costs associated with the spin-off of Prothena.

Elan Drug Technologies

In September 2011, Alkermes plc and Elan completed the merger between Alkermes, Inc. and EDT. Alkermes, Inc. and EDT were combined under a new holding company incorporated in Ireland named Alkermes plc. In connection with the transaction, we received $500.0 million in cash and 31.9 million ordinary shares of Alkermes plc. We sold 76% (24.15 million ordinary shares) of our shareholding in Alkermes plc in March 2012 and received net proceeds of $380.9 million. We continued to hold 7.75 million ordinary shares of Alkermes plc, representing an approximate 6% equity interest, which had a fair value of $143.5 million at December 31, 2012.

In February 2013, we sold all of our remaining 7.75 million ordinary shares of Alkermes plc. and received proceeds of $169.7 million and recognized a realized gain of $43.2 million. The $43.2 million gain on disposal of the Alkermes plc available-for-sale investment has been recognized in the net loss from discontinued operations reporting line in the income statement, as the results of EDT were presented as a discontinued operation following the sale of the Alkermes plc ordinary shares in March 2012. The net loss from discontinued operations for the three months ended March 31, 2012 includes a net loss on the Alkermes equity method investment of $7.2 million, and a net loss on the disposal of the Alkermes plc ordinary shares in March 2012 of $13.3 million.

(a)	Income statement

The income statement financial information relating to Tysabri, Prothena and EDT for the three months ended March 31, 2013 and March 31, 2012 are set out below (in millions):

2013	Tysabri	Prothena	EDT	Total
Revenue	$344.0	$—	$—	$344.0
Cost of sales	186.8	—	—	186.8

Gross margin	157.2	—	—	157.2
Operating expenses:
Selling, general and administrative expenses	25.5	—	—	25.5
Research and development expenses	15.4	—	—	15.4
Net loss on divestment of business	—	0.5	—	0.5
Other net charges	4.0	—	—	4.0

Total operating expenses	44.9	0.5	—	45.4

Operating income/(loss)	112.3	(0.5)	—	111.8

Net investment gains	—	—	(43.2)	(43.2)

Net income/(loss) from discontinued operations before income taxes	112.3	(0.5)	43.2	155.0
Provision for income taxes	18.9	—	—	18.9

Net income/(loss) from discontinued operations (net of tax)	$93.4	$(0.5)	$43.2	$136.1

2012	Tysabri	Prothena	EDT	Total
Revenue	$288.2	$—	$—	$288.2
Cost of sales	155.2	—	—	155.2

Gross margin	133.0	—	—	133.0
Operating expenses:
Selling, general and administrative expenses	29.7	0.4	—	30.1
Research and development expenses	15.8	8.3	—	24.1

Total operating expenses	45.5	8.7	—	54.2

Operating income/(loss)	87.5	(8.7)	—	78.8

Net investment losses:
Net loss on disposal of equity method investment	—	—	13.3	13.3
Net loss on equity method investments	—	—	7.2	7.2

Net investment losses	—	—	20.5	20.5

Net income/(loss) from discontinued operations before income taxes	87.5	(8.7)	(20.5)	58.3
Provision for/(benefit from) income taxes	16.6	(1.2)	—	15.4

Net income/(loss) from discontinued operations (net of tax)	$70.9	$(7.5)	$(20.5)	$42.9

(b)	Revenue

Tysabri Revenue:

Tysabri revenue for the three months ended March 31, 2013 and 2012 consisted of the following (in millions):

	Three Months Ended March 31,
	2013	2012
Product revenue:
Tysabri — U.S.	$257.4	$201.0
Tysabri — ROW	86.6	87.2

Total Tysabri Revenue	$344.0	$288.2

Tysabri was developed in collaboration with Biogen Idec, Inc. (Biogen Idec). Prior to completion of the Tysabri Transaction, Tysabri was marketed in collaboration with Biogen Idec and, subject to certain limitations imposed by the parties, we shared with Biogen Idec most of the development and commercialization costs for Tysabri. Biogen Idec was responsible for manufacturing the product. In the United States, we purchased Tysabri from Biogen Idec and were responsible for distribution. Consequently, we recorded as revenue the net sales of Tysabri in the U.S. market. We purchased product from Biogen Idec at a price that included the cost of manufacturing, plus Biogen Idec’s gross margin on Tysabri, and this cost, together with royalties payable to other third parties, was included in cost of sales.

Global in-market net sales of Tysabri were as follows (in millions):

	Three Months Ended March 31,
	2013	2012
United States	$257.4	$201.0
ROW	198.6	198.0

Total Tysabri global in-market net sales	$456.0	$399.0

Prior to the completion of the Tysabri Transaction, outside of the United States, Biogen Idec was responsible for distribution and we recorded as revenue our share of the profit or loss on these sales of Tysabri, plus our directly-incurred expenses on these sales, which were primarily comprised of royalties that we incurred and were payable by us to third parties and were reimbursed by the collaboration.

For the three months ended March 31, 2013, we recorded net Tysabri ROW revenue of $86.6 million (2012: $87.2 million), which was calculated as follows (in millions):

	Three Months Ended March 31,
	2013	2012
ROW in-market sales by Biogen Idec	$198.6	$198.0
ROW operating expenses incurred by Elan and Biogen Idec	(82.2)	(81.6)

ROW operating profit generated by Elan and Biogen Idec	116.4	116.4

Elan’s 50% share of Tysabri ROW collaboration operating profit/(loss)	$58.2	$58.2
Elan’s directly incurred costs	28.4	29.0

Net Tysabri ROW revenue	$86.6	$87.2

(c)	Net loss on divestment of business

The net loss recorded on the divestment of the Prothena Business in the three months ended March 31, 2013 of $0.5 million related to transaction costs associated with the spin-off of this business.

(d)	Other Net Charges

Other net charges from Tysabri for the three months ended March 31, 2013 and 2012 consisted of the following (in millions):

	Three Months Ended March 31,
	2013	2012
Severance, restructuring and other costs	$0.4	$—
Transaction costs	$3.6	$—

Total other net charges	$4.0	$—

In the three months ended March 31, 2013, we incurred severance costs of $0.4 million related to the Tysabri business resulting from the closure of the South San Francisco facility and associated reduction in headcount. We also incurred transaction costs of $3.6 million related to the disposal of the Tysabri business.

(e)	Net Investment Gains and Losses

Following the completion of the merger between Alkermes, Inc. and EDT in September 2011, we held approximately 25% of the equity of Alkermes plc (31.9 million shares) at the close of the transaction. Our equity interest in Alkermes plc was initially recorded as an equity method investment on the Consolidated Balance Sheet at an initial carrying amount of $528.6 million. In March 2012, we sold 76% (24.15 million ordinary shares) of our shareholding in Alkermes plc and our remaining equity interest (7.75 million ordinary shares) in Alkermes plc ceased to qualify as an equity method investment and was recorded as an available-for-sale investment with an initial carrying value of $126.5 million.

In February 2013, we sold all of our remaining 7.75 million ordinary shares of Alkermes plc and received proceeds of $169.7 million. We recorded a realized gain on this sale of $43.2 million in the Unaudited Condensed Consolidated Statement of Operations during the three months ended March 31, 2013.

During the three months ended March 31, 2012, we recognized a loss of $13.3 million on the disposal of 76% (24.15 million ordinary shares) of our shareholding in Alkermes plc in March 2012.

During the three months ended March 31, 2012, we recorded a net loss on the equity method investment of $7.2 million related to our share of the losses of Alkermes plc in the period prior to the disposal of the 24.15 million ordinary shares of Alkermes plc in March 2012.

(f)	Provision for Taxes

The net tax charge attributable to discontinued operations of $18.9 million for the three months ended March 31, 2013 reflects Irish and U.S. income taxes on Tysabri profits.

The net tax charge attributable to discontinued operations of $15.4 million for the three months ended March 31, 2012 reflects Irish and U.S. income taxes on Tysabri profits, an Irish tax benefit on Irish Prothena Business losses and U.S. income taxes on U.S. Prothena profits.

The net tax charges for the three months ended March 31, 2013 and 2012 have been classified as deferred as the net profits attributed to discontinued operations were offset by losses arising in continuing operations. A corresponding net tax benefit reflecting this offset has been included in the deferred taxes attributable to continuing operations in the Unaudited Condensed Consolidated Statements of Operations for the three months ended March 31, 2013 and 2012. For further information on the tax charge, refer to Note 5.

7.	Net Income/(Loss) Per Share

Basic income/(loss) per share is computed by dividing the net income/(loss) for the period available to ordinary shareholders by the weighted-average number of Ordinary Shares outstanding during the period. Diluted net income/(loss) per share is computed by dividing the net income/(loss) for the period by the weighted-average number of Ordinary Shares outstanding and, when dilutive, adjusted for the effect of all dilutive potential Ordinary Shares, including stock options and RSUs.

The following table sets forth the computation for basic and diluted net loss per share:

	Three Months Ended March 31,
	2013	2012
Net loss – continuing operations	$(72.8)	$(74.7)
Net loss – discontinued operations	136.1	42.9

Net loss – total operations	$63.3	$(31.8)

Basic and diluted net income/(loss) per share for the three months ended March 31 is as follows:
Basic and diluted net loss per share:
From continuing operations	$(0.12)	$(0.13)
From discontinued operations	0.23	0.07

Total attributable to the ordinary shareholders of the Parent Company	$0.11	$(0.05)

Basic and diluted weighted average number of ordinary shares outstanding (in millions) — continuing and discontinued operations and total operations	596.7	590.8

In the three months ended March 31, 2013 and 2012, there were no differences in the weighted-average number of Ordinary Shares used for basic and diluted net loss per Ordinary Share, as the effect of all potentially dilutive Ordinary Shares outstanding was anti-dilutive.

As of March 31, 2013 and 2012, there were stock options and RSUs outstanding of 21.3 million shares and 26.4 million shares, respectively, which could potentially have a dilutive impact in the future, but which were anti-dilutive at March 31, 2013 and 2012.

8.	Inventory

We did not hold any inventory at March 31, 2013. The inventory balance at December 31, 2012 of $24.9 million consisted of Tysabri finished goods and was presented as part of the assets held for sale.

9.	Investment Securities

Current investment securities

Current investment securities March 31, 2013 and December 31, 2012 consisted of the following (in millions):

	March 31,	December 31,
	2013	2012
Equity securities — current, at cost less impairments	$23.9	$150.4
Unrealized gains on equity securities	—	17.5
Unrealized losses on equity securities	(1.6)	—

Total investment securities — current	$22.3	$167.9

Equity securities — current

Marketable equity securities at March 31, 2013 primarily consists of an equity investment in Prothena. On December 20, 2012, we completed the separation of the Prothena Business into a new, publicly traded company incorporated in Ireland. The issued share capital of Prothena was admitted to trading on the NASDAQ Global Market on December 21, 2012. In connection with the separation of the Prothena Business, a wholly owned subsidiary of Elan subscribed for 3.2 million newly-issued ordinary shares of Prothena, representing 18% of the outstanding ordinary shares of Prothena. This investment was recorded as an available for sale investment on the Consolidated Balance Sheet at an initial carrying value of $22.9 million. The fair market value of this investment at March 31, 2013 was $21.3 million (December 31, 2012: $23.3 million).

Marketable equity securities also include investments in emerging pharmaceutical and biotechnology companies. The fair market value of these securities was $1.0 million at March 31, 2013 (December 31, 2012: $1.1million).

Marketable equity securities at December 31, 2012 included 7.75 million ordinary shares of Alkermes plc which had a carrying value of $143.5 million. In February 2013, we disposed of these shares and received proceeds of $169.7 million. We recorded a realized gain on this sale of $43.2 million in the Unaudited Condensed Consolidated Statement of Operations during the three months ended March 31, 2013.

Non-current investment securities

Non-current investment securities of $8.7 million as of March 31, 2013 (December 31, 2012: $8.6 million) were comprised of equity investments held in privately held biotech companies recorded at cost, less impairments.

10.	Accrued and Other Current Liabilities, and Other Long-Term Liabilities

Accrued and other current liabilities at March 31, 2013 and December 31, 2012 consisted of the following (in millions):

	March 31,	December 31,
	2013	2012
Accrued royalties payable	$69.8	$79.1
Lease liabilities	54.6	56.4
Accrued rebates	38.4	31.8
Sales and marketing accruals	20.9	28.1
Accrued interest	18.6	9.3
Restructuring accruals	14.0	27.6
Clinical trial accruals	10.4	13.0
Payroll and related taxes	9.0	20.8
Accrued transaction costs	6.7	12.5
Janssen AI losses in excess of investment	—	11.0
Other accruals	22.7	24.5

Total accrued and other current liabilities	$265.1	$314.1

Other long-term liabilities at March 31, 2013 and December 31, 2012 consisted of the following (in millions):

	March 31,	December 31,
	2013	2012
Unfunded pension liability	$18.8	$39.1
Accrued income tax payable	4.0	6.1
Deferred rent	0.5	0.6
Other	13.5	16.4
Deferred revenue	0.1	0.1

Total other long-term liabilities	$36.9	$62.3

The unfunded pension liability relates to two defined benefit plans that we operate for certain employees in Ireland. In January 2013, we ceased the future accrual of benefits to the active members of the defined benefit pension plans. Active members became deferred members of the defined benefit plans on January 31, 2013 and became members of the Irish defined contribution plan on February 1, 2013. In connection with the cessation of the accrual of future service benefits, we made a lump sum contribution to the defined benefit plans of $19.8 million.

11.	Long-Term Debt

Long-term debt at March 31, 2013 and December 31, 2012 consisted of the following (in millions):

		March 31,	December 31,
	Original Maturity	2013	2012
6.25% Notes	October 2019	$600.0	$600.0

Total debt		$600.0	$600.0

6.25% Notes

In October 2012, we completed the offering and sale of $600.0 million in aggregate principal amount of the 6.25% Senior Fixed Rate Notes due 2019 (the 6.25% Notes), issued by Elan Finance plc and guaranteed by Elan Corporation, plc and certain of our subsidiaries. Interest is paid in cash semi-annually.

On April 2, 2013, an irrevocable Notice of Redemption was issued to redeem all of the $600.0 million in aggregate principal amount of outstanding 6.25% Senior Notes due 2019 (6.25% Notes), for a total redemption payment of $706.7 million plus accrued and unpaid interest. The redemption occurred on May 2, 2013. We will record a net charge on debt retirement of approximately $119 million in the second quarter of 2013, including a non-cash write-off of approximately $11 million related to unamortized deferred financing costs.

On May 20, 2013, we announced that we intended to offer, subject to market conditions, $800.0 million in aggregate principal amount of Senior Notes due 2021.

12.	Changes in Accumulated Other Comprehensive Income/(Loss)

	Available for sale investment securities	Currency translation adjustments	Unamortized net actuarial loss on pension plans	Unamortized prior service cost on pension plans	Total
Balance at December 31, 2012	$17.5	$(0.1)	$(61.8)	$(0.2)	$(44.6)

Other comprehensive income before reclassifications	(17.0)	—	—	—	(17.0)
Amounts reclassified from accumulated comprehensive income	(2.1)	—	—	—	(2.1)

Net current-period other comprehensive income	$(19.1)	$—	$—	$—	$(19.1)

Balance at March 31, 2013	$(1.6)	$(0.1)	$(61.8)	$(0.2)	$(63.7)

13.	Share-Based Compensation

Share Options

We grant share options to certain employees, directors and consultants of the company and our affiliates under our 2006 Long-Term Incentive Plan (2006 LTIP). The options are granted at fixed exercise prices equal to the market value of our shares on the date of grant. The terms and conditions of the share option plans and option activities are disclosed in our 2012 Annual Report on Form-20F.

Share based compensation expense

The total net share based compensation expense of $8.8 million in the three months ended March 31, 2013 (2012: $15.7 million) relating to equity-settled share-based compensation has been recognized in the following line items in the Unaudited Condensed Consolidated Statement of Operations at December 31 of each year (in millions):

	Three Months Ended March 31,
	2013	2012
Continuing Operations:
Cost of sales	$—	$—
Selling, general and administrative expenses	6.9	6.8
Research and development expenses	1.0	4.1

Share based compensation expense — continuing operations	7.9	10.9

Discontinued Operations:
Cost of sales	—	0.1
Selling, general and administrative expenses	0.1	0.4
Research and development expenses	0.4	4.3
Other net charges	0.4	—

Share based compensation expense — discontinued operations	0.9	4.8

Total	$8.8	$15.7

Share-based compensation arose under the following share-based awards (in millions):

	Three Months Ended March 31,
	2013	2012
Share options	$3.5	$6.4
RSUs	5.3	9.1
Employee Equity Purchase Plans	—	0.2

Total	$8.8	$15.7

The following grants were made under share-based compensation plans during the first three months of 2013 and 2012:

	Three Months Ended March 31, 2013		Three Months Ended March 31, 2012
	Number in ‘000s	Grant Date Fair value per unit	Number in ‘000s	Grant Date Fair value per unit
Share options	2,190	$3.44	3,014	$6.655
RSUs	1,248	$9.90	2,071	$13.177

14.	Leases

Operating Leases

We lease certain of our facilities under non-cancelable operating lease agreements that expire at various dates through 2020. For further information on our operating lease agreements, refer to Note 32 of the consolidated financial statements included in our 2012 Annual Report on Form 20-F.

As a result of the closure of our facilities in South San Francisco during the first three months of 2013, following the separation of the Prothena Business and cessation of the remaining early stage research activities during the fourth quarter of 2012, we will no longer utilize 205,000 square feet of space in South San Francisco which was utilized for R&D, administration and other corporate functions. The lease term for this space expires between March 2019 and January 2020. We recorded an onerous lease charge, net of the write-off of deferred rent liabilities, in the Consolidated Statement of Operations for the year ended December 31, 2012 of $34.6 million related to this space. During the first three months of 2013, we entered into an agreement with the landlord whereby we agreed to assign this space back to the landlord and to make a one-off lease assignment payment of $46.6 million, which we expect to pay during the second quarter of 2013 when the lease assignment will become effective. We will also incur transaction costs related to the lease assignment of approximately $3 million. These charges will be offset against the onerous lease provision during the second quarter of 2013 and we do not expect to incur any further charges in relation to these leases.

There were no other material changes to our leases during the first three months of 2013.

15.	Litigation

We are involved in legal and administrative proceedings that could have a material adverse effect on us.

Zonegran matter

In January 2006, we received a subpoena from the U.S. Department of Justice and the Department of Health and Human Services, Office of Inspector General, asking for documents and materials primarily related to our marketing practices for Zonegran, an antiepileptic prescription medicine that we divested to Eisai Inc. in April 2004.

In December 2010, we finalized our agreement with the U.S. Attorney’s Office for the District of Massachusetts to resolve all aspects of the U.S. Department of Justice’s investigation of sales and marketing practices for Zonegran. In addition, we pleaded guilty to a misdemeanor violation of the Federal Food, Drug, and Cosmetic (FD&C) Act and entered into a Corporate Integrity Agreement with the Office of Inspector General of the Department of Health and Human Services to promote our compliance with the requirements of U.S. federal healthcare programs and the Food and Drug Administration (FDA). If we materially fail to comply with the requirements of U.S. federal healthcare programs or the FDA, or otherwise materially breach the terms of the Corporate Integrity Agreement, such as by a material breach of the compliance program or reporting obligations of the Corporate Integrity Agreement, severe sanctions could be imposed upon us.

In March 2011, we paid $203.5 million pursuant to the terms of a global settlement resolving all U.S. federal and related state Medicaid claims. During 2010, we recorded a $206.3 million charge for the settlement, interest and related costs.

This resolution of the Zonegran investigation could give rise to other investigations or litigation by state government entities or private parties.

Securities matters

In March 2005, we received a letter from the U.S. Securities and Exchange Commission (SEC) stating that the SEC’s Division of Enforcement was conducting an informal inquiry into actions and securities trading relating to Tysabri events. The SEC’s inquiry primarily relates to events surrounding the February 28, 2005 announcement of the decision to voluntarily suspend the marketing and clinical dosing of Tysabri. We have provided materials to the SEC in connection with the inquiry but have not received any additional requests for information or interviews relating to the inquiry.

The SEC notified us in January 2009 that the SEC was conducting an informal inquiry primarily relating to the July 31, 2008 announcement concerning the initial two Tysabri-related progressive multifocal leukoencephalopathy (PML) cases that occurred subsequent to the resumption of marketing Tysabri in 2006. We have provided the SEC with materials in connection with the inquiry.

On September 24, 2009, we received a subpoena from the SEC’s New York Regional Office requesting records relating to an investigation captioned In the Matter of Elan Corporation, plc. The subpoena requested records and information relating to the July 31, 2008 announcement of the two Tysabri-related PML cases as well as records and information relating to the July 29, 2008 announcement at the International Conference of Alzheimer’s Disease concerning the Phase 2 trial data for bapineuzumab. In July 2011 and throughout 2012, we received supplemental requests for documents from the SEC and/or the U.S. Department of Justice (DOJ) related to this matter. We have provided the SEC and the DOJ with materials in connection with the investigation.

We and some of our officers and directors were named as defendants in five putative class action lawsuits filed in the U.S. District Court for the Southern District of New York in 2008. The cases were consolidated as In Re: Elan Corporation Securities

Litigation. The plaintiffs’ Consolidated Amended Complaint was filed on August 17, 2009, and alleged claims under the U.S. federal securities laws and sought damages on behalf of all purchasers of our stock during periods ranging between May 21, 2007 and October 21, 2008. The complaints alleged that we issued false and misleading public statements concerning the safety and efficacy of bapineuzumab. On July 23, 2010, a securities case was filed in the U.S. District Court for the Southern District of New York. This case was accepted by the court as a “related case” to the existing 2008 matter. The 2010 case purported to be filed on behalf of all purchasers of the Company’s call options during the period from June 17, 2008 to July 29, 2008. On August 10, 2011, the court dismissed the class action lawsuits with prejudice. The “related case” plaintiffs appealed the dismissal to the U.S. Court of Appeals for the Second Circuit which dismissed the appeal on February 1, 2013.

Tysabri product liability lawsuits

We sold our remaining intellectual property interest in Tysabri effective April 2, 2013 and terminated our collaboration with Biogen Idec in return for an upfront payment and a continuing royalty interest in Tysabri; however, we continue as a co-defendant with Biogen Idec in product liability lawsuits arising out of the occurrence of PML and other serious adverse events, including deaths, which occurred in patients taking Tysabri. We expect additional product liability lawsuits related to Tysabri to be filed. While we expect the companies to vigorously defend these lawsuits, we cannot predict how these cases will be resolved. Adverse results in one or more of these lawsuits could result in substantial monetary judgments and we remain responsible for approximately 50% of any such judgments and related legal costs.

16.	Post Balance Sheet Events

On April 2, 2013, we completed the asset purchase agreement with Biogen Idec, which was announced on February 6, 2013, to transfer to Biogen Idec all Tysabri IP and other assets related to Tysabri. In accordance with the terms of the transaction, the existing collaboration arrangements with Biogen Idec terminated and Biogen Idec paid an upfront payment of $3.25 billion to us and will pay continuing royalties on Tysabri in-market sales. Under the agreement, we will receive as revenue a 50% share of Tysabri profits for the month of April, after which we will receive the continuing royalties. These receipts will be recorded as revenue within continuing operations. The continuing royalties include a royalty of 12% of global net sales of Tysabri for 12 months from May 2013. Thereafter, we will earn a royalty of 18% of global net sales up to $2.0 billion each year, and a 25% royalty on annual global net sales above $2.0 billion. We will recognize a gain on the disposal of the Tysabri business of approximately $2.5 billion during the second quarter of 2013, net of a primarily non-cash tax charge of $500 million. This gain will be reported in the net loss from discontinued operations reporting line of the income statement.

On April 2, 2013, an irrevocable Notice of Redemption was issued to redeem all of the $600.0 million in aggregate principal amount of outstanding 6.25% Senior Notes due 2019 (6.25% Notes), for a total redemption payment of $706.7 million plus accrued and unpaid interest. The redemption occurred on May 2, 2013. We will record a net charge on debt retirement of approximately $119 million in the second quarter of 2013, including a non-cash write-off of approximately $11 million related to unamortized deferred financing costs.

On April 15, 2013, Echo Pharma Acquisition Limited (Royalty Pharma) announced an offer for the entire share capital of Elan at an offer price which was dependent on the outcome of Elan’s Share Repurchase Dutch Auction program. Based on the final results of the Share Repurchase program announced by us on April 18, 2013, the Royalty Pharma offer price is $11.25 per share. On April 22, 2013, we announced that the Elan Board of Directors unanimously and without reservation rejected the offer as it determined that Royalty Pharma’s offer to acquire all of the shares of Elan for $11.25 per share substantially undervalues the Company. On May 2, 2013, Royalty Pharma formally made the offer to acquire all of the shares of Elan for $11.25 per share by filing a Schedule TO along with the Offer Document with the SEC. On May 15, 2013, we announced the publication of a response document in respect of the Royalty Pharma offer made on May 2, 2013.

On April 18, 2013, we announced the results of the $1.0 billion Dutch Auction share repurchase program (the “First Share Repurchase”). The First Share Repurchase resulted in the purchase, and subsequent cancellation, of 88.9 million shares at $11.25 per share, and reduced the number of shares in issue, immediately following the First Share Repurchase, by approximately 15%, to approximately 510.0 million.

On May 13, 2013, we announced that we had entered into a royalty participation agreement with Theravance Inc. (Theravance) pursuant to which we will receive a participation interest in potential future royalty payments related to four respiratory programmes partnered by Theravance with GlaxoSmithKline plc (GSK) – Relvar Ellipta/Breo, Anoro Ellipta, MABA 081 and VI Monotherapy (the Theravance Transaction). If the Theravance Transaction is approved by Elan’s shareholders, we will make a one-time cash payment of $1.0 billion to Theravance in exchange for a 21% participation interest in the potential future royalty payments from the four programmes when, as and if received by Theravance from GSK.

        On May 19, 2013 Elan, through its wholly owned subsidiary, Elan Pharma International Limited (“EPIL”), entered into a transaction agreement with Nerano Pharma Limited (“Nerano”) (the “ELND005 Agreement”), pursuant to which Elan agreed to transfer (the “ELND005 Disposition”) the intellectual property and other assets related to ELND005 (scyllo-inositol) to a newly-formed company, Speranza Biopharma Limited (“Speranza”). Pursuant to the ELND005 Agreement, Elan will also transfer the Collaboration Agreement with Transition Therapeutics, Inc. (“Transition”) to Speranza. Elan has agreed to contribute $63.0 million to Speranza, which may only be used to fund the ELND005 business, and to advance a further $7.0 million to Speranza as a 10 year interest free loan. Nerano will also extend a $20.0 million 10 year interest free loan to Speranza. Pursuant to the ELND005 Agreement, EPIL will retain liabilities and claims relating to the ELND005 business arising prior to the closing of the transaction and Speranza will assume liabilities and claims relating to the ELND005 business arising after the closing of the transaction. Elan will also remain responsible for up to $3.0 million in retention bonuses or severance payments made by Speranza within 18 months of the ELND005 Disposition.

Pursuant to the ELND005 Agreement, Elan will receive royalty payments in the amount of 3% of worldwide sales of all ELND005 products (the “ELND0005 Royalty”) (subject to reduction in the case of generic competition and other limited circumstances) as well as an option to receive exclusive commercialization rights to ELND005 products in certain territories (the “Option Territories”). Elan may also receive two one-time $200.0 million milestone payments on the occurrence of each of the following events: (i) any sale, transfer or other disposal of the Speranza Group or all or substantially all of its business (which milestone will be subject to a deduction for all future milestone payments paid to Transition by Speranza, the maximum amount of which would be $93 million); and (ii) attainment by the Speranza Group of worldwide annual net income of $1.5 billion.

On May 19, 2013, Elan and SASR Neunundvierzigste Beteiligungsverwaltung GmbH (“SASR”), a newly formed subsidiary of Elan, entered into a share purchase agreement for its pending purchase of AOP Orphan Pharmaceuticals Aktiengesellschaft (“AOP”) (the “AOP Acquisition”). AOP researches, develops, produces and distributes innovative drugs and administration methods for rare diseases. AOP focuses on haematology and oncology, cardiology and pulmonology, neurology and psychiatry, and metabolic and genetic disorders.

AOP is currently a privately owned company and is controlled by its founder and chief executive officer, Dr. Rudolf Stefan Widmann. AOP is based in Austria with a significant presence in Central and Eastern Europe.

The consideration payable under the AOP share purchase agreement consists of an initial purchase price of €263.5 million (approximately $338.3 million), composed of €175.7 million (approximately $225.6 million) in cash and €87.8 million (approximately $112.7 million) of Elan ordinary shares, each deliverable at closing. There are also potential post-close milestone payments of up to €270 million (approximately $346.7 million) that will become payable by Elan on the advancement of certain clinical programs to filing and regulatory acceptance.

On May 20, 2013, we announced that we intended to offer, subject to market conditions, $800.0 million in aggregate principal amount of Senior Notes due 2021.

On May 20, 2013, we announced our intention to institute a second share repurchase program (the “Second Share Repurchase”, together with the First Share Repurchase, the “Share Repurchases”), whereby we would utilize up to $200 million of our available cash resources to repurchase shares with the method to be detailed at a future date.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

The Consolidated Financial Statements include certain estimates based on management’s best judgments. Estimates are used in determining items such as the carrying amounts of long-lived assets, revenue recognition, estimating sales rebates and discounts, the fair value of share-based compensation, and the accounting for contingencies and income taxes, among other items. Because of the uncertainties inherent in such estimates, actual results may differ materially from these estimates.

For a discussion of our critical accounting estimates, please refer Part 1, Item 5. “Operating and Financial Review and Prospects” of our 2012 Annual Report on Form 20-F.

New Accounting Policies Not Yet Adopted

For a discussion of new accounting standards please refer Note 2, Summary of Significant Accounting Policies—New Accounting Pronouncements to our consolidated financial statements included within our 2012 Annual Report on Form 20-F.

OPERATING RESULTS

	Three Months Ended March 31,		% Increase/ (Decrease)
	2013	2012
Continuing Operations
Total revenue	$0.2	$0.2	—
Cost of sales	—	0.1	(100%)

Gross margin	0.2	0.1	100%
Operating expenses:
Selling, general and administrative expenses	29.0	30.0	(3%)
Research and development expenses	19.4	24.9	(22%)
Other net charges	18.7	2.0	835%

Total operating expenses	67.1	56.9	18%

Operating loss	(66.9)	(56.8)	18%
Net interest and investment losses:
Net interest expense	9.1	16.8	(46%)
Net loss on equity method investments	14.9	15.9	(6%)

Net interest and investments losses	24.0	32.7	(27%)

Net loss before income taxes	(90.9)	(89.5)	2%
Benefit from income taxes	(18.1)	(14.8)	22%

Net loss from continuing operations	(72.8)	(74.7)	(3%)
Discontinued Operations
Net income from discontinued operations (net of tax)	136.1	42.9	217%

Net (loss)/income for the year	$63.3	$(31.8)	(299%)

Revenue

Revenue of $0.2 million in the three months ended March 31, 2013 (2012: $0.2 million) is comprised of royalties.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses were $29.0 million in the three months ended March 31, 2013 compared to $30.0 million in the three months ended March 31, 2012. The decrease of 3% is primarily as a result of lower costs due to the closure of South San Francisco facilities during the three months ended March 31, 2013, partially offset by higher business development costs.

Research and Development Expenses

R&D expenses were $19.4 million in the three months ended March 31, 2013 primarily relating to the development of the ELND005 molecule. In August 2012, we commenced a Phase 2, placebo-controlled, safety and efficacy study of oral ELND005 as an adjunctive maintenance treatment in patients with Bipolar I Disorder to delay the time to occurrence of mood episodes. In November 2012, we announced that we had enrolled the first patient in a Phase 2 clinical trial of ELND005 (Study AG201) for the treatment of agitation/aggression in patients with moderate to severe Alzheimer’s Disease.

R&D expenses decreased by 22% in the three months ended March 31, 2013 from $24.9 million in the three months ended March 31, 2012, primarily reflecting the operations restructuring during the fourth quarter of 2012.

Other Net Charges

The principal items classified as other net charges include the IPR&D (in-process research and development) investment; severance, restructuring and other costs; facilities and other asset impairment charges and advisory costs. These items have been treated consistently from period to period. We believe that disclosure of significant other charges is meaningful because it provides additional information in relation to analyzing certain items.

Other net charges for the three months ended March 31, 2013 and 2012 consisted of (in millions):

	Three Months Ended March 31,
	2013	2012
IPR&D charge	$12.5	$—
Severance, restructuring and other costs	4.4	1.4
Facilities and other asset impairment charges	1.0	0.6
Advisory costs	0.8	—

Total other net charges	$18.7	$2.0

Other net charges for the first quarter of 2013 also include an acquired IPR&D charge of $12.5 million related to a payment made to Intarcia Therapeutics, Inc. (Intarcia), to help fund Intarcia’s Phase 3 clinical trial of its lead product candidate for the treatment of Type 2 Diabetes. If Intarcia’s product candidate is approved for commercial sale by the U.S. Food and Drug Administration (FDA), Elan will receive a milestone payment of $25.0 million. In addition, we incurred advisory costs of $0.8 million which were primarily incurred by Elan in relation to Royalty Pharma’s indicative proposal to make an offer for the entire share capital of Elan.

In the three months ended March 31, 2013, other net charges also include severance, asset impairment and other restructuring charges of $5.4 million associated with the closure of the South San Francisco facility and related reduction in headcount.

The other net charges incurred during the three months ended March 31, 2012 principally relate to the restructuring of our G&A and other support activities initiated in the fourth quarter of 2011, following the divestment of the EDT business.

Net Interest Expense

Net interest expense was $9.1 million in the three months ended March 31, 2013 compared to $16.8 million in the three months ended March 31, 2012. This decrease is primarily due to the debt refinancing transactions in the fourth quarter of 2012.

Net Loss on Equity Method Investments

The net losses on equity method investments for the three months ended March 31, 2013 and 2012 consisted of the following (in millions):

	Three Months Ended March 31,
	2013	2012
Janssen AI	$14.1	$14.8
Proteostasis	0.8	1.1

Net loss on equity method investments	$14.9	$15.9

Janssen AI

As part of our 2009 transaction with Johnson & Johnson, Janssen AI, a subsidiary of Johnson & Johnson, acquired substantially all of our assets and rights related to its Alzheimer’s Immunotherapy Program (AIP) collaboration with Wyeth (which has been acquired by Pfizer). Under the terms of this transaction, Johnson & Johnson provided an initial $500.0 million funding to Janssen AI and we have a 49.9% shareholding in Janssen AI. Any additional funding in excess of the initial $500.0 million funding commitment is required to be funded equally by Elan and Johnson & Johnson up to a maximum additional commitment of $400.0 million in total.

During the three months ended March 31, 2013, we provided funding of $29.9 million to Janssen AI. Following the provision of this funding, our remaining funding commitment to Janssen AI is $93.2 million. We recorded a net loss of $14.1 million on the equity method investment during the three months ended March 31, 2013, relating to our share of the first quarter losses of Janssen AI.

During the three months ended March 31, 2012, we recorded a net loss of $14.8 million on the equity method investment including a non-cash expense of $13.4 million reflecting the amortization of the remaining contingent funding commitment asset and a net loss of $1.4 million relating to our share of the losses of Janssen AI in excess of the losses funded solely by Johnson & Johnson’s initial $500.0 million funding commitment.

Proteostasis

We made a $20.0 million equity investment in Proteostasis Therapeutics, Inc (Proteostasis) in May 2011, which represents approximately 22% of the equity of Proteostasis. The net loss recorded on the equity method investment in the three months ended March 31, 2013 was $0.8 million (2012: $1.1 million).

Benefit from Income Taxes

For the three months ended March 31, 2013 we had a net tax benefit of $18.1 million for continuing operations, compared to a net tax benefit of $14.8 million in the three months ended March 31, 2012, arising primarily from losses incurred in each of those periods and which were offset by profits arising in discontinued operations in the same period.

Adjusted EBITDA – Non-GAAP Financial Information

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) is a non-GAAP measure of operating results. The Company’s management use this measure to evaluate our operating performance and is among the factors considered as a basis for our planning and forecasting for future periods. We believe that Adjusted EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions.

Adjusted EBITDA is defined as net income/(loss) plus or minus net income from discontinued operations, net interest expense, benefit from income taxes, depreciation and amortization of costs and revenue, share-based compensation, other net charges, net loss on equity method investments and net investment gains. Adjusted EBITDA is not presented as, and should not be considered an alternative measure of operating results or cash flows from operations, as determined in accordance with U.S. GAAP.

	Three Months Ended March 31,
	2013	2012
Net income/(loss)	$63.3	$(31.8)
Net income from discontinued operations	(136.1)	(42.9)

Net loss from continuing operations	$(72.8)	$(74.7)
Net interest expense	9.1	16.8
Benefit from income taxes	(18.1)	(14.8)
Depreciation and amortization	1.1	3.3
Amortized fees	(0.1)	(0.1)

EBITDA from continuing operations	$(80.8)	$(69.5)
Share-based compensation	7.9	10.9
Other net charges	18.7	2.0
Net loss on equity method investments	14.9	15.9

Adjusted EBITDA from continuing operations	$(39.3)	$(40.7)

Adjusted EBITDA losses from continuing operations decreased to $39.3 million for the three months ended March 31, 2013, from $40.7 million for the three months ended March 31, 2012, primarily as a result of the impact of the operations restructuring during the fourth quarter of 2012.

Net Income from Discontinued Operations

Tysabri

On April 2, 2013, we completed the asset purchase agreement transaction with Biogen Idec, which was announced on February 6, 2013, to transfer to Biogen Idec all Tysabri IP and other assets related to Tysabri (the Tysabri Transaction). In accordance with the terms of the transaction, the existing collaboration arrangements with Biogen Idec terminated and Biogen Idec paid an upfront payment of $3.25 billion to us and will pay continuing royalties on Tysabri in-market sales. Under the agreement, we will receive as revenue a 50% share of Tysabri profits for the month of April, after which we will receive the continuing royalties. These receipts will be recorded as revenue within continuing operations. The continuing royalties include a royalty of 12% of global net sales of Tysabri for 12 months from May 2013. Thereafter, we will earn a royalty of 18% of global net sales up to $2.0 billion each year, and a 25% royalty on annual global net sales above $2.0 billion.

As a result of the divestment of the Tysabri IP and other assets, the results of Tysabri that are included in the Unaudited Condensed Consolidated Statement of Operations for the three months ended March 31, 2013, are presented as a discontinued operation and the comparative amounts have been restated to reflect this classification.

Prothena

On December 21, 2012, we announced the completion of the spin-off to shareholders of a substantial portion of its drug discovery business platform, which is referred to as the “Prothena business”, into a new, publicly traded company incorporated in Ireland named Prothena Corporation, plc (“Prothena”). We have retained an 18% equity holding in Prothena which has been recognized as an available-for-sale investment.

The results of the Prothena business that are included in the Unaudited Condensed Consolidated Statement of Operations for the three ended March 31, 2012 are presented as a discontinued operation. The net loss from discontinued operations for the three months ended March 31, 2013 includes $0.5 million of transaction costs associated with the spin-off of Prothena.

Elan Drug Technologies

In September 2011, Alkermes plc and Elan completed the merger between Alkermes, Inc. and EDT. Alkermes, Inc. and EDT were combined under a new holding company incorporated in Ireland named Alkermes plc. In connection with the transaction, we received $500.0 million in cash and 31.9 million ordinary shares of Alkermes plc. We sold 76% (24.15 million ordinary shares) of its shareholding in Alkermes plc in March 2012 and received net proceeds of $380.9 million. We continued to hold 7.75 million ordinary shares of Alkermes plc, representing an approximate 6% equity interest, which had a fair value of $143.5 million at December 31, 2012.

In February 2013, we sold all of our remaining 7.75 million ordinary shares of Alkermes plc. and received proceeds of $169.7 million and recognized a realized gain of $43.2 million. The $43.2 million gain on disposal of the Alkermes plc available-for-sale investment has been recognized in the net loss from discontinued operations reporting line in the income statement, as the results of EDT were presented as a discontinued operation following the sale of the Alkermes plc ordinary shares in March 2012. The net loss from discontinued operations for the three months ended March 31, 2012 includes a net loss on the Alkermes equity method investment of $7.2 million, and a net loss on the disposal of the Alkermes plc ordinary shares in March 2012 of $13.3 million.

The income statement financial information relating to Tysabri, Prothena and EDT for the three months ended March 31, 2013 and March 31, 2012 are set out below (in millions):

	Three Months Ended March 31,		% Increase/ (Decrease)
	2013	2012
Discontinued Operations
Total revenue	$344.0	$288.2	19%
Cost of sales	186.8	155.2	20%

Gross margin	157.2	133.0	18%
Operating expenses:
Selling, general and administrative expenses	25.5	30.1	(15%)
Research and development expenses	15.4	24.1	(36%)
Other net charges	4.0	—	—
Net gain on divestment of business	0.5	—	—

Total operating expenses	$45.4	$54.2	(16%)

Operating income	111.8	78.8	42%
Net investment gains and losses:
Net loss on disposal of equity method investment	—	13.3	(100%)
Net loss on equity method investments	—	7.2	(100%)
Net investment gains	(43.2)	—	—

Net investment losses/(gains)	$(43.2)	$20.5	(311%)

Net income before income taxes	155.0	58.3	166%
Provision for income taxes	18.9	15.4	23%

Net income from discontinued operations	$136.1	$42.9	217%

Revenue

Tysabri Revenue:

Tysabri revenue for the three months ended March 31, 2013 and 2012 consisted of the following (in millions):

	Three Months Ended March 31,
	2013	2012
Product revenue:
Tysabri — U.S.	$257.4	$201.0
Tysabri — ROW	86.6	87.2

Total Tysabri Revenue	$344.0	$288.2

Tysabri was developed in collaboration with Biogen Idec. Prior to the completion of Tysabri Transaction, Tysabri was marketed in collaboration with Biogen Idec and, subject to certain limitations imposed by the parties, we shared with Biogen Idec most of the development and commercialization costs for Tysabri. Biogen Idec was responsible for manufacturing the product. In the United States, we purchased Tysabri from Biogen Idec and was responsible for distribution. Consequently, we recorded as revenue the net sales of Tysabri in the U.S. market. We purchased product from Biogen Idec at a price that included the cost of manufacturing, plus Biogen Idec’s gross margin on Tysabri, and this cost, together with royalties payable to other third parties, was included in cost of sales.

Outside of the United States, Biogen Idec was responsible for distribution and we recorded as revenue its share of the profit or loss on these sales of Tysabri, plus our directly-incurred expenses on these sales, which were primarily comprised of royalties that we incurred and were payable by us to third parties and were reimbursed by the collaboration.

Global in-market net sales of Tysabri were as follows (in millions):

	Three Months Ended March 31,
	2013	2012
United States	$257.4	$201.0
ROW	198.6	198.0

Total Tysabri global in-market net sales	$456.0	$399.0

For the three months ended March 31, 2013, Tysabri global in-market net sales increased by 14% to $456.0 million from $399.0 million for the same period of 2012.

In the United States, in-market sales increased by 28% to $257.4 million, reflecting increased demand and an increase in channel inventory related to transition arrangements in connection with the Tysabri Transaction, as well as the impact of price increases.

ROW in-market net sales increased slightly in the three months ended March 31, 2013 to $198.6 million, from $198.0 million for the same period of 2012, principally reflecting increased demand, offset by unfavorable price movements.

Biogen Idec deferred $13.9 million of revenue recognized on in-market net sales of Tysabri in Italy during the three months ended March 31, 2013, having previously deferred $64.0 million of revenue in Italy during 2012 and $13.8 million during the fourth quarter of 2011. The revenue reserve for Italy relates to a notification received by Biogen Idec from the Italian National Medicines Agency during the first quarter of 2011, stating that sales of Tysabri had exceeded a limit established by the agency in 2007. Biogen Idec filed an appeal in December 2011 seeking a ruling that Biogen Idec’s interpretation is valid and that the position of the agency is unenforceable.

For the three months ended March 31, 2013, we recorded net Tysabri ROW revenue of $86.6 million (2012: $87.2 million), which was calculated as follows (in millions):

	Three Months Ended March 31,
	2013	2012
ROW in-market sales by Biogen Idec	$198.6	$198.0
ROW operating expenses incurred by Elan and Biogen Idec	(82.2)	(81.6)

ROW operating profit generated by Elan and Biogen Idec	116.4	116.4

Elan’s 50% share of Tysabri ROW collaboration operating profit	$58.2	$58.2
Elan’s directly incurred costs	28.4	29.0

Net Tysabri ROW revenue	$86.6	$87.2

Selling, General and Administrative expenses

Selling, general and administrative expenses decreased to $25.5 million for the three months ended March 31, 2013, from $30.1 million for the same period of 2012, primarily as a result of reduced Tysabri commercial spend in the U.S.

R&D expenses

R&D expenses decreased by to $15.4 million for the three months ended March 31, 2013 from $24.1 million for the same period of 2012. This decrease primarily reflects the impact of the spin-off of the Prothena business on December 21, 2012.

Other Net Charges

Other net charges from Tysabri for the three months ended March 31, 2013 and 2012 consisted of the following (in millions):

	Three Months Ended March 31,
	2013	2012
Severance, restructuring and other costs	$0.4	$—
Transaction costs	$3.6	$—

Total other net charges	$4.0	$—

In the three months ended March 31, 2013, we incurred severance costs of $0.4 million related to the Tysabri business resulting from the closure of the South San Francisco facility and associated reduction in headcount.

In the three months ended March 31, 2013, we also incurred transaction costs of $3.6 million related to the disposal of the Tysabri business.

Net Loss on Divestment of Business

The net loss recorded on the divestment of the Prothena Business of $0.5 million related to transaction costs associated with the spin-off of the business.

Net Investment Gains and Losses

Following the completion of the merger between Alkermes, Inc. and EDT in September 2011, we held approximately 25% of the equity of Alkermes plc (31.9 million shares) at the close of the transaction. Our equity interest in Alkermes plc was initially recorded as an equity method investment on the Consolidated Balance Sheet at an initial carrying amount of $528.6 million. In March 2012, we sold 76% (24.15 million ordinary shares) of our shareholding in Alkermes plc and our remaining equity interest (7.75 million ordinary shares) in Alkermes plc ceased to qualify as an equity method investment and was recorded as an available-for-sale investment with an initial carrying value of $126.5 million.

In February 2013, we sold all of our remaining 7.75 million ordinary shares of Alkermes plc. The sale closed on February 6, 2013 and we received proceeds of $169.7 million. We recorded a realized gain on this sale of $43.2 million in the Unaudited Condensed Consolidated Statement of Operations during the first three months of 2013.

In the three months ended March 31, 2012, we recognized a loss of $13.3 million on the disposal of 76% (24.15 million ordinary shares) of our shareholding in Alkermes plc in March 2012.

In the three months ended March 31, 2012, we recorded a net loss on the equity method investment of $7.2 million related to our share of the losses of Alkermes plc in the period prior to the disposal of the 24.15 million ordinary shares of Alkermes plc in March 2012.

Provision for Taxes

The net tax charge attributable to discontinued operations of $18.9 million for the three months ended March 31, 2013 reflects Irish and U.S. income taxes on Tysabri profits.

The net tax charge attributable to discontinued operations of $15.4 million for the three months ended March 31, 2012 reflects Irish and U.S. income taxes on Tysabri profits, an Irish tax benefit on Irish Prothena Business losses and U.S. income taxes on U.S. Prothena profits.

The net tax charges for the three months ended March 31, 2013 and 2012 have been classified as deferred as the net profits attributed to discontinued operations were offset by losses arising in continuing operations. A corresponding net tax benefit reflecting this offset has been included in the deferred taxes attributable to continuing operations in the Unaudited Condensed Consolidated Statements of Operations for the three months ended March 31, 2013 and 2012.

Adjusted EBITDA of Discontinued Operations – Non-GAAP Financial Information

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) is a non-GAAP measure of operating results. The Company’s management use this measure to evaluate our operating performance and is among the factors considered as a basis for our planning and forecasting for future periods. We believe that Adjusted EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions.

Adjusted EBITDA is defined as net income from discontinued operations, net investment (gains)/losses, provision for income taxes, depreciation and amortization of costs and revenue, share-based compensation, net loss on divestment of business and other net charges. Adjusted EBITDA is not presented as, and should not be considered an alternative measure of operating results or cash flows from operations, as determined in accordance with U.S. GAAP.

	Three Months Ended March 31,
	2013	2012
Net income from discontinued operations	$136.1	$42.9
Net investment (gains)/losses	(43.2)	20.5
Provision for income taxes	18.9	15.4
Depreciation and amortization	0.1	3.4

EBITDA from discontinued operations	$111.9	$82.2
Share-based compensation	0.5	4.8
Net loss on divestment of business	0.5	—
Other net charges	4.0	—

Adjusted EBITDA from discontinued operations	$116.9	$87.0

Adjusted EBITDA from discontinued operations increased by 34% to $116.9 million for the three months ended March 31, 2013, from $87.0 million for the same period of 2012, primarily as a result of the continued growth of Tysabri and lower operating expenses from Prothena and Tysabri.

Liquidity and Capital Resources

Cash and Cash Equivalents, Liquidity and Capital Resources

Our liquid and capital resources were as follows (in millions):

	March, 31	December 31,
	2013	2012
Cash and cash equivalents	$556.1	$431.3
Restricted cash and cash equivalents — current	15.4	2.6
Investment securities — current	22.3	167.9
Shareholders’ equity	682.2	618.2
Total debt	600.0	600.0

We have historically financed our operating and capital resource requirements through cash flows from operations, sales of investment securities and borrowings. We consider all highly liquid deposits with a maturity on acquisition of three months or less to be cash equivalents. Our primary source of funds as of March 31, 2013, consisted of cash and cash equivalents of $556.1 million, which primarily comprise bank deposits and holdings in U.S. Treasuries funds.

At March 31, 2013, our shareholders’ equity was $682.2 million, compared to $618.2 million at December 31, 2012. The increase is primarily due to the net income generated during the three months ended March 31, 2013. In addition, a number of significant transactions which will impact our future liquid and capital resources have been announced.

On April 2, 2013, we completed the Tysabri Transaction. In accordance with the terms of the transaction, the existing collaboration arrangements with Biogen Idec terminated, and Biogen Idec paid an upfront payment of $3.25 billion to us, and will pay continuing royalties on Tysabri in-market sales.

Additionally, on March 4, 2013, we announced the commencement of a cash dividend program, under which 20% of the Tysabri royalties to be paid to Elan by Biogen Idec under the Tysabri Transaction will be paid to shareholders as a twice-yearly dividend. We expect to pay the first dividend in the fourth quarter of 2013, in respect of royalties earned in the first half of 2013.

On April 2, 2013, an irrevocable Notice of Redemption was issued to redeem all of the $600.0 million in aggregate principal amount of outstanding 6.25% Notes, for a total redemption payment of $706.7 million plus accrued and unpaid interest. The redemption is expected to occur on May 2, 2013.

On April 18, 2013, we announced the results of the $1.0 billion Dutch Auction share repurchase program (the First Share Repurchase). The First Share Repurchase resulted in the purchase of 88.9 million shares at $11.25 per share, and reduced the number of shares in issue, immediately following the First Share Repurchase, by approximately 15%, to approximately 510.0 million.

On May 20, 2013, we announced that we intended to offer, subject to market conditions, $800.0 million in aggregate principal amount of Senior Notes due 2021.

On May 20, 2013, we announced our intention to institute a second share repurchase program (the “Second Share Repurchase”, together with the First Share Repurchase, the “Share Repurchases”), whereby we would utilize up to $200 million of our available cash resources to repurchase shares with the method to be detailed at a future date.

We believe that we have sufficient current cash, liquid resources, realizable assets and investments to meet our liquidity requirements for at least the next 12 months. Longer term liquidity requirements will need to be met out of available cash resources, future operating cash flows, financial and other asset realizations and future financing. However, events, including a material deterioration in our operating performance as a result of an inability to sell significant amounts of Tysabri, material adverse legal judgments, fines, penalties or settlements arising from litigation or governmental investigations, failure to successfully develop and receive marketing approval for products under development or the occurrence of other circumstances or events described under Item 3D. “Risk Factors” of our 2012 Annual Report on Form 20-F could materially and adversely affect our ability to meet our longer term liquidity requirements.

We expect to commit significant cash resources to the development and potential commercialization of our ELND005 compound and our remaining Janssen AI funding commitment. Refer to Item 5F. “Tabular Disclosure of Contractual Obligations” of our 2012 Annual Report on Form 20-F for details of our commitments to provide funding to Janssen AI, which commenced during 2012.

Cash Flow Summary

Our cash flows were as follows (in millions):

	Three Months Ended March 31,
	2013	2012
Net cash used in operating activities	$(27.6)	$(6.0)
Net cash provided by investing activities	138.8	376.2
Net cash provided by financing activities	13.6	5.0
Effect of exchange rate changes on cash	—	—

Net increase in cash and cash equivalents	124.8	375.2

Cash and cash equivalents at beginning of year	431.3	271.7

Cash and cash equivalents at end of year	$556.1	$646.9

Operating Activities

The components of net cash used in operating activities were as follows (in millions):

	Three Months Ended March 31,
	2013	2012
Adjusted EBITDA from continuing operations	$(39.3)	$(40.7)
Adjusted EBITDA from discontinued operations	116.9	87.0
Net interest and tax	(11.8)	(14.7)
Other net charges	(22.0)	(1.4)
Working capital increase	(71.4)	(36.2)

Net cash used in operating activities	$(27.6)	$(6.0)

Net cash used by operating activities was $27.6 million in the three months ended March 31, 2013 (2012: $6.0 million).

The improvement in Adjusted EBITDA from continuing operations net cash outflow from a loss of $40.7 million in the three months ended March 31, 2012 to a loss of $39.3 million in the three months ended March 31, 2013 reflects lower operating expenses, following the operations restructuring during the fourth quarter of 2012.

The increase in Adjusted EBITDA from discontinued operations net cash inflow from $87.0 million in the three months ended March 31, 2012 to $116.9 million in the three months ended March 31, 2013 was primarily due to the continued growth of Tysabri and lower operating expenses from Prothena and Tysabri.

The interest and tax expenses within net cash used in operating activities exclude net non-cash credits of $1.9 million in the three months ended March 31, 2013 (2012: $2.7 million of non-cash charges), comprised of net non-cash interest credits of $0.3 million in the three months ended March 31, 2013 (2012: $2.4 million expense) and a net non-cash tax credit of $1.6 million (2012: $0.3 million expense).

The working capital increase in the three months ended March 31, 2013 of $71.4 million is primarily attributable to the payment of restructuring charges related to the closure of the South San Francisco facility and related reduction in headcount during the three months ended March 31, 2013, the payment of the Prothena transaction costs of $12.5 million , the Cambridge Collaboration fee of $8.0 million, along with the reduction in the defined benefit scheme liability following the payment of a lump sum contribution of $19.8 million during the three months ended March 31, 2013.

The working capital decrease in the three months ended March 31, 2012 of $36.2 million is primarily attributable to the expansion of the Tysabri business and the payment of restructuring charges related to the reduction in general and administrative activities following the divestment of EDT.

Investing Activities

Net cash provided by investing activities was $138.8 million in the three months ended March 31, 2013. The primary components of cash provided by investing activities was the receipt of $169.7 million proceeds from the sale of the remaining equity stake in Alkermes plc, offset by the funding of $29.9 million provided to Janssen AI during the three months ended March 31, 2013.

Net cash provided by investing activities was $376.2 million in the three months ended March 31, 2012. The primary component of cash provided by investing activities was the net proceeds of $380.9 million from the sale of our 24.15 million Alkermes plc ordinary shares during the three months ended March 31, 2012.

Financing Activities

Net cash used by financing activities of $13.6 million in the three months ended March 31, 2013 and $5.0 million in the three months ended March 31, 2012 primarily relates to the proceeds from employee stock issuances.

Debt Facilities

At March 31, 2013, we had outstanding debt of $600.0 million, which consisted of the 6.25% Notes.

On April 2, 2013, an irrevocable Notice of Redemption was issued to redeem all of the $600.0 million in aggregate principal amount of outstanding 6.25% Senior Notes due 2019 (6.25% Notes), for a total redemption payment of $706.7 million plus accrued and unpaid interest. The redemption is expected to occur on May 2, 2013. We will record a net charge on debt retirement of approximately $119 million in the second quarter of 2013, including a non-cash write-off of approximately $11 million related to unamortized deferred financing costs.

On May 20, 2013, we announced that we intended to offer, subject to market conditions, $800.0 million in aggregate principal amount of Senior Notes due 2021.

Commitments and Contingencies

For information regarding our lease commitments, refer to Note 14 of the Unaudited Condensed Consolidated Financial Statements.

For information regarding our other commitments and contingencies, refer to Note 33 to the Consolidated Financial Statements in our 2012 Annual Report on Form 20-F. There have been no significant changes to our commitments and contingencies since December 31, 2012.